Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated December 10, 2014

Registration No. 333-183108

Ingram Micro Inc.

4.950% Notes due 2024

Pricing Term Sheet

Issuer:	Ingram Micro Inc. (the “Issuer”)

Security:	4.950% Notes due 2024 (the “Notes”)

Ratings:	Baa3 by Moody’s Investor Service, Inc.*
BBB- by Standard & Poor’s Ratings Services*
BBB- by Fitch, Inc.*

Aggregate Principal Amount:	$500,000,000

Maturity:	December 15, 2024

Trade Date:	December 10, 2014

Settlement Date:	December 15, 2014

Coupon:	4.950% per annum

Price to Public:	99.649

Yield to Maturity:	4.995%

Spread to Benchmark Treasury:	T + 280 basis points

Benchmark Treasury:	2.25% due November 15, 2024

CUSIP:	457153 AG9

Benchmark Treasury Price & Yield:	Price: 100-15+

Yield: 2.195%

Denominations:	Minimum of $2,000 and integral multiples of $1,000 thereof

Interest Payment Dates:	June 15th and December 15th of each year, beginning on June 15, 2015

Optional Redemption Provision:	Prior to September 15, 2024 (3 months prior to the maturity date), at the greater of (1) 100% plus accrued and unpaid interest or (2) the sum of the present value of the remaining scheduled payments of principal and interest, discounted to the redemption date on a semi-annual basis at the applicable Treasury Rate, plus 45 basis points, plus accrued and unpaid interest. On or after September 15, 2024, at 100% plus accrued and unpaid interest

Joint Bookrunning Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	BNP Paribas Securities Corp.
HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. Scotia Capital (USA) Inc.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at +1 (800) 294-1322 or Morgan Stanley & Co. LLC toll free at +1 (866) 718-1649.

*	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has not, and the underwriters have not, authorized anyone to provide any information other than that contained or incorporated by reference in the prospectus supplement and accompanying prospectus relating to the offering to which this communication relates, or in any free writing prospectus prepared by or on behalf of the Issuer or to which the Issuer has referred you. The Issuer and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.